CONSULTING AGREEMENT
THIS CONSULTING AGREEMENT (this “Agreement”) is executed effective as of June 1, 2017 (the “Effective Date”), by and between Erin Energy Corporation, a Delaware corporation (“Company”), and Jean-Michel Malek (“Consultant”).
R E C I T A L S:
WHEREAS, Consultant previously served as Senior Vice President and General Counsel and Corporate Secretary of Company, and Company desires to engage Consultant to provide various legal and related consulting services; and
WHEREAS, in consideration of such engagement by Company and subject to the terms and conditions of this Agreement, Consultant desires to perform such services for Company as set forth herein;
NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the sufficiency of which is acknowledged by the parties hereto, Company and Consultant hereby agree as follows:

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1.Duties. Company hereby retains Consultant effective as of the Effective Date. Consultant shall perform such duties as may be determined and assigned from time to time by the Company’s Chief Executive Officer, including but not limited to offer legal expertise in matters such as employment, securities, governmental compliance and transitional matters. Consultant hereby accepts such engagement by Company and agrees to devote his skills and efforts to the performance of his duties.
2.    Compensation. As consideration for the services to be rendered by Consultant pursuant hereto, Company shall pay Consultant an amount equal to $8,333 per month, payable on the last business day of each month. Consultant will be responsible for any applicable federal or other taxes on amounts paid to Consultant hereunder.
3.    Term. The term for providing consulting services hereunder shall commence on the Effective Date and shall continue until May 31, 2018 (the “Term”). This Agreement may be terminated by either party upon 30 days’ written notice. The parties may further extend the Term upon such terms as they may mutually agree.
4.    Expenses; Reimbursement. Company and Consultant agree that Consultant shall be entitled to reimbursement for any reasonable, documented expenses which are incurred directly or otherwise in connection with the consulting duties hereunder, to the extent such expenses are submitted in accordance with Company’s normal expense reimbursement procedure.
5.    Insurance and Other Benefits. During the Term, Consultant shall not be entitled to receive medical or dental insurance, or the benefit of other similar health and welfare policies or insurances.
6.    Conflicts of Interest; Compliance With Law. Consultant covenants and agrees that he will not accept and has not received any payments, gifts or promises and he will not engage in any employment or business enterprises that in any way conflict with his service and the interests of Company or its affiliates. In addition, Consultant agrees to comply with the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Consultant, Company or any of Company’s subsidiaries. Further, Consultant shall not make any payments, loans, gifts or promises or offers of payments, loans or gifts, directly or indirectly, to or for the use or benefit of any official or employee of any government or to any other person if Consultant knows, or has reason to believe, that any part of such payments, loans or gifts, or promise or offer, would violate the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Company or any of Company’s subsidiaries. By signing this Agreement, Consultant acknowledges that Consultant has not made and will not make any payments, loans, gifts, promises of payments, loans or gifts to or for the use or benefit of any official or employee of any government or to any other person which would violate the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Consultant, Company or any of Company’s subsidiaries.
7.     Confidentiality. Consultant acknowledges that, in order for the intents and purposes of this Agreement to be accomplished, he will necessarily be obtaining access to certain confidential information concerning the Company and its affairs, including, but not limited to business methods, information systems, financial data and strategic plans which are unique assets of the Company (“Confidential Information”). Consultant agrees not to, either directly or indirectly, in any manner, utilize or disclose to any person, firm, corporation, association or other entity any Confidential Information. The obligations set forth in this paragraph shall survive any termination of this Agreement and Consultant’s relationship with the Company.
8.    Independent Contractor Relationship Between Parties. Consultant is retained and engaged by Company for the purposes and to the extent set forth in this Agreement, and his relation to Company shall during the Term be that of an independent contractor. Nothing herein shall be construed to constitute Consultant as an employee or agent of Company.
9.    Indemnification. Company shall indemnify and hold harmless Consultant to the full extent allowed by the DGCL from any expense and all judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with any services hereunder or in his capacity as a consultant as contemplated hereby, except for any judgment, penalty or fine based on and arising out of his gross negligence or willful misconduct.
10.    Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, except as otherwise provided herein.
11.    Non-Waiver. The failure of either party to exercise any of its rights under this Agreement for a breach thereof shall not be deemed to be a waiver of such rights or a waiver of any subsequent breach.
12.    Notices. All notices, requests or consents given pursuant to this Agreement shall be in writing delivered by courier, U.S. mail or facsimile to Company’s principal address in Houston, Texas or to Consultant’s address as provided by Consultant, as the case may be, unless otherwise changed by a party by written notice to the other party.
13.    Amendment. This Agreement may only be amended by a written instrument captioned on its face as an “Amendment” hereto and duly executed by Company and by Consultant
14.    Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS CONFLICTS OF LAW RULES.
15.    Severability. If any provision of this Agreement shall be found by a court of competent jurisdiction to be invalid or unenforceable to any extent, such provision shall be enforced to the maximum extent possible and the remainder of this Agreement shall not be affected thereby.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement in multiple counterparts, each of which shall be an original for all purposes, effective as of the Effective Date first above written.
Company:

ERIN ENERGY CORPORATION

By:
Name: Heidi Wong
Title: SVP, Corporate Services

CONSULTANT:

Jean-Michel Malek

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